Investindustrial Acquisition Corp.

Suite 1, 3rd Floor, 11-12 St James’s Square

London SW1Y 4LB

United Kingdom

November 2, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Jennifer O’Brien

Re:	Investindustrial Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 20, 2020
File No. 333-249462

Ladies and Gentlemen:

This letter sets forth responses of Investindustrial Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 27, 2020, with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised its Registration Statement in response to the Staff’s comments and the Company is concurrently filing an amendment to the Registration Statement on Form S-1 with this letter.

Amendment No. 1 to Registration Statement on Form S-1

Principal Shareholders, page 151

1.

Staff’s comment: We note your response to prior comment 1. Please revise your disclosure to identify the members of the board of directors of your sponsor’s general partner, Acquisition Corp. GP Limited.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to identify the members of the board of directors of Acquisition Corp. GP Limited.

Exhibits

2.

Staff’s comment: We note that your warrant agreement filed as Exhibit 4.4 includes an exclusive forum provision. We also note that the provision states that it will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Please disclose this exclusive forum provision in your prospectus, and disclose whether this provision applies to actions arising under the Securities Act. If so, please also include related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act, please also ensure that the exclusive forum provision in the warrant agreement states this clearly.

Response: The Company acknowledges the Staff’s comment and has revised the prospectus to disclose the exclusive forum provision under “Description of Securities—Warrants” and to include a related risk factor under “Risk Factors—Our warrant agreement will designate the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with our company.”

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Cedric Van den Borren at +44 20-7469-2380 of Kirkland & Ellis LLP.

Sincerely,

/s/ Roberto Ardagna
Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler
Cedric Van den Borren
Kirkland & Ellis LLP